MAIL STOP 3561


      	December 7, 2005

Mr. Steven Halverson, President and CEO
Canyon Bancorporation
7981 North Oracle Road
Tucson, Arizona 85704

      Re:	Canyon Bancorporation
      Amendment No. 1 to Offering Statement on Form 1-A
   File No. 24-10129
		Filed September 29, 2005

Dear Mr. Halverson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Offering Circular Cover Page
1. Please revise the second bullet point, "[t]here is no minimum offering amount ..." to reflect the revised maximum offering proceeds of $2,700,000.

Use of Proceeds, page 11
2. The revised "Use of proceeds" disclosure indicates that you "anticipate" contributing all proceeds to the bank. If you are reserving the right to use the proceeds at the holding company level, please clarify the extent to which proceeds may be used at the holding company level and disclose the contingencies which would cause that event. See Instruction 6 to Item 5.

Loan Policy, page 18
3. Please provide more details on the substance of your loan criteria.

Asset Quality, page 40
4. Please provide more details on the current market conditions and peer bank ratios which influenced the increased loan loss reserve in the first part of 2005.

Remuneration of Directors and Officers, page 42
5. We note that you have added disclosure on page 43 in response to our comment 27. Please advise us whether the stock options are the only form of non-cash remuneration given to executives. If not, please add disclosure discussing all such non-cash compensation. See
Instruction 1 to Item 9(a).

Executive Officer Stock Options, page 46
6. Please revise your tabular presentation on page 46 to include a presentation of stock options held by all officers and directors as a group, as required by Item 10(d) and 10(a)(2). The reference to "group" was inadvertently omitted from 10(d). See the instruction to
Item 10(d), which refers to group disclosure.

Certain Transactions and Relationships, page 48
7. We note your disclosure on page 48 that the company purchased 2 properties from related parties in 2004. Please confirm that the purchase price for these properties has already been paid, and that there are no amounts outstanding on any loans associated with these purchases. If there continue to be amounts outstanding related to these purchases, please disclose the terms of the indebtedness, and state whether any offering proceeds will be used to repay the indebtedness.

Part F/S
8. Please note the updating requirements for your financial statements as set forth in Part F/S of the Form 1-A instructions





Consent of Independent Certified Public Accountants, Exhibit 10.1
9. Please provide a current dated consent of the independent accountants with your amended filing in accordance with Part III-
Exhibits Item 2(10) of the Form 1-A general instructions.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the qualification date of the pending offering statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the qualification date of the offering statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 as they relate to the proposed public offering of the securities specified in the above offering statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the qualification date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested qualification date.

	Any questions regarding the accounting comments may be directed to Brian Bhandari at (202) 551-3390. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

								Sincerely,



								John Reynolds
      Assistant Director



cc:	Bart E. Bartholdt
	Fax: (206) 340-9599




Mr. Steven Halverson
Canyon Bancorporation
December 7, 2005
p. 1